11020101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-22522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons — 646-562-1803 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Lasota, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen and Company, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

CATERINA MELCHIONNA
NOTARY PUBLIC, State of New York
No. 01ME6021196
Qualified in New York County
Commission Expires 09/06/13

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors

To the Member and Board of Directors of
Cowen and Company, LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Cowen and Company, LLC and its subsidiaries (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Cowen and Company, LLC
Consolidated Statement of Financial Condition
December 31, 2010

(in thousands)

Assets		
Cash and cash equivalents	$	22,712
Restricted cash pursuant to escrow agreement		501
Securities owned, at fair value		109,048
Receivable from brokers, dealers and clearing brokers		81,691
Corporate finance and syndicate receivables, net		9,813
Due from related parties		3,209
Other assets		7,667
Total assets	$	234,641
Liabilities and Member's Equity		
Liabilities		
Securities sold under agreements to repurchase	$	30,528
Securities sold, not yet purchased, at fair value		90,695
Payable to brokers, dealers and clearing brokers		6,483
Due to related parties		34,574
Accounts payable, accrued expenses and other liabilities		8,215
Total liabilities		170,495
Commitment and Contingencies (Note 13)		
Member's equity		64,146
Total liabilities and member's equity	$	234,641

The accompanying notes are an integral part of this consolidated financial statements.

1. Organization and Basis of Presentation

Cowen and Company, LLC (the "Company" or "Cowen"), a Delaware single member limited liability corporation, is the U.S. broker dealer wholly-owned subsidiary of Cowen Holdings, Inc. ("CHI") which is a wholly-owned subsidiary of Cowen Group, Inc. ("CGI" or "Parent"). The Company is a full-service investment banking and securities brokerage firm focused on the emerging growth sectors of healthcare, technology, alternative energy, consumer, aerospace & defense, financial technology, REITs and media & communications.

The Company clears its securities transactions on a fully disclosed basis and does not carry customer funds or securities. The Company is a registered broker dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.

On January 1, 2010, Ramius Securities, LLC, a wholly-owned subsidiary of CGI, assigned its entire ownership interest in Ramius Japan Ltd ("Ramius Japan") of $2.1 million to Parent, which simultaneously contributed the interest as equity to Cowen. Ramius Japan's primary business is to provide marketing and administrative services to its affiliates.

On April 22, 2010, Ramius Optimum Investments LLC ("ROIL") was initially formed as a subsidiary of CGI. Cowen Overseas Investments LP ("COIL"), a wholly-owned subsidiary of CGI, transferred assets of $21.1 million to ROIL. Subsequently, CGI contributed its investment in ROIL to Cowen. ROIL's primary business is to invest in securities and assets of any kind.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America. The Company has evaluated subsequent events through February 28, 2011.

Basis of Consolidation
The consolidated financial statement include the accounts of the Company and its wholly-owned subsidiaries Ramius Japan and ROIL. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statement are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is primarily concentrated in one financial institution.

Securities Transactions
Proprietary securities transactions, brokerage commission income and related brokerage and clearing expenses are recorded on a trade date basis.

Valuation of Financial Instruments
Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. Securities owned and securities sold, not yet purchased and derivative financial instruments including options and warrant positions are stated at fair value. Financial instruments carried at contract amounts include amounts receivable from and payable to brokers, dealers and clearing brokers, and corporate finance and syndicate receivables and agreements to repurchase. For certain instruments with a short-term duration, carrying cost is deemed to approximate fair value.

The Company determines fair value in accordance with FASB accounting standards that define and establish a framework for measuring fair value. The standards establish a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data.

For many of the Company's financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, primarily for warrants, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments. See Note 8, "Fair Value Measurements" for further discussion.

Corporate Finance and Syndicate Receivables, Net
Corporate finance and syndicate receivables, net, include receivables relating to the Company's investment banking and advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. The valuation allowance was $0.3 million as of December 31, 2010.

Foreign Currency
The Company consolidates its foreign affiliate that has designated a foreign currency as its functional currency. Assets and liabilities are translated into U.S. dollars based on current rates, which are the rates prevailing at each statement of financial condition date.

Income Taxes
For U.S. federal, state, and local tax purposes, the Company is a single member limited liability corporation that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes based on its allocated share of tax from its Member, as if it operated on a stand-alone basis, consistent with the liability method prescribed by FASB accounting standards. Under the liability method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under applicable tax laws and rates. A valuation allowance is provided for deferred tax assets when it is more likely than not that the benefits of net deductible temporary differences and net operating loss carry forwards will not be realized.

The Company follows FASB accounting standards, which require recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CGI's equity and incentive compensation plans. The Company records its allocated share of share-based compensation cost from CGI as an expense with a corresponding credit to Member's equity. See Note 6, "401(k) Savings Plan, Forgivable Loans, and Share-Based Compensation" for a description of these awards.

Accounting Developments
In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurement". ASU No. 2010-06 requires new disclosures regarding transfers of assets and liabilities measured at fair value in and out of Level 1 and 2 of the fair value hierarchy. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfer. ASU No. 2010-06 also provides additional guidance on the level of disaggregation of fair value measurements and disclosures regarding inputs and valuation techniques. The Company adopted this disclosure requirement in the current year.

3. Transactions with Related Parties

Related party balances at December 31, 2010 for the year then ended are included in the accompanying consolidated financial statement under the following captions:

(in thousands)

Assets		
Due from related parties	$	3,209
Liabilities		
Due to related parties	$	33,589
Notes payable		985

Ramius Japan Ltd has two subordinated loans with Ramius LLC, an affiliate. The table below details the commencement dates, principal amounts and maturity dates of the two outstanding subordinated loans as of December 31, 2010:

(in thousands)

Loan Commencement Date		Principal Amount	Maturity Date
March 31, 2008	$	739	March 31, 2011
October 8, 2008		246	October 8, 2011
	$	985	

The loans bear interest at a rate of 4% per annum, which is accrued monthly.

4. Exchange Memberships

Exchange memberships provide the Company with the right to do business on the exchanges of which it is a member. No other-than-temporary impairment in value of the Company's exchange memberships occurred in 2010. The Company carries the exchange memberships at cost which is included in other assets in the amount of $0.3 million. The fair value of the exchange memberships was approximately $0.2 million on December 31, 2010.

5. Furniture, Fixtures, Equipment, and Leasehold Improvements

On August 31, 2010, the Company transferred its fixed assets to Cowen Services Company, LLC, a related party.

6. 401(k) Savings Plan, Forgivable Loans, and Share-Based Compensation

401(k) Savings Plan

The Company participates in a 401(k) defined contribution retirement savings plan sponsored by CGI. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations. The Company provides discretionary contributions for certain employees that are equal to a specified percentage of the eligible participant's compensation.

Forgivable Loans

A portion of compensation paid to certain employees is made in the form of forgivable loans. These forgivable loans provide for a cash payment up-front to employees, with the amount due back to the Company forgiven over a vesting period. An employee that voluntarily ceases employment, or is terminated with cause, is generally required to pay back to the Company any unvested forgivable loans granted to them. The forgivable loans are recorded as an asset to the Company on the date of grant and payment. As of December 31, 2010, the unamortized balance of forgivable loans was $2.5 million and is included in other assets in the consolidated statement of financial condition.

Share-Based Compensation

The Company's employees participate in CGI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units and other equity based awards to its employees, consultants and directors for up to 17,725,000 shares of common stock.

CGI measures compensation cost for these awards according to the fair value method prescribed by FASB accounting standards.

Stock Options

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the following assumptions:

Expected Term

Expected term represents the period of time that options granted are expected to be outstanding. CGI elected to use the "simplified" calculation method, as applicable to companies that lack extensive historical data. The mid-point between the vesting date and the contractual expiration date is used as the expected term under this method.

Expected Volatility

Based on the lack of sufficient historical data for CGI's shares, CGI based its expected volatility on a representative peer group.

Risk-Free Rate
The risk-free rate for periods within the expected term of the option is based on the interest rate of a traded zero-coupon U.S. Treasury bond with a term equal to the options' expected term on the date of grant.

Dividend Yield
CGI has not paid and does not expect to pay dividends in the future. Accordingly, the assumed dividend yield is zero.

The following table summarizes the Company's stock option activity under plan for the twelve months ended December 31, 2010:

	Shares Subject to Option	Average Exercise Price/ Share (1)	Average Remaining Term	Aggregate Intrinsic Value (2)
Balance outstanding at January, 2010	728,634	$ 16.00	3.53	$ -
Options transferred	(131,668)	-	-	-
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options forfeited	(137,779)	-	-	-
Options expired	-	-	-	-
Balance outstanding at December, 2010	459,187	$ 16.00	3.53	$ -
Options exercisable at end of period	459,187	$ 16.00	3.53	$ -

(1) No options were exercised through December 31, 2010.

(2) Based on CGI's closing stock price of $4.69 on December 31, 2010.

As of December 31, 2010, the unrecognized compensation expense for the Company's grant of stock options was immaterial. During the year ended December 31, 2010, no stock options vested.

Restricted Shares and Restricted Stock Units Granted to Employees
The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2010:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Balance at January, 2010	2,441,662	$ 6.90
Granted	3,962,209	4.61
Vested	(1,199,142)	5.48
Transferred	(658,875)	6.90
Forfeited	(496,589)	5.26
Balance at December, 2010	4,049,265	$ 5.05

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CGI's common stock on the date of grant.

The total fair value of shares vested during the year ended December 31, 2010 was $10.2 million.

7. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2010:

(in thousands)	Owned	Sold, Not Yet Purchased
Fixed income securities	$ 55,856	$ 2,615
Equity securities	40,217	83,095
Mutual funds	1,248	-
Warrants	1,379	-
Options	10,348	4,985
Total inventory	$ 109,048	$ 90,695

Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the consolidated financial statement. However, these transactions result in off-balance sheet risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

Substantially all securities owned are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

8. Fair Value Measurements

FASB accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Level 1 Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

Level 3 Valuation inputs are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Equity Securities
Equity securities are valued based on quoted market prices. Equity securities that trade in active markets are classified within Level 1, and equity securities that trade in inactive markets are classified within Level 2. Equity securities in privately held companies are valued using inputs that are unobservable and significant to the fair value measurement, such as third party transactions in that security, and are classified within Level 3.

Fixed Income Securities
Fixed income securities are valued based on quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs. These positions are not traded in active markets and are classified as Level 2.

Options
Listed options are valued based on quoted market prices. All options trade in active markets and are classified within Level 1.

Mutual Funds
Mutual funds are valued based on quoted net asset values. All mutual funds trade in active markets and are classified within Level 1.

Warrants
Warrants in public companies are valued using a Black-Scholes valuation model, based on both observable and unobservable inputs directly related to the warrants. Key inputs such as volatility vary by warrant and take into consideration factors such as restrictions and liquidity. Overall, given that the inputs used to derive value are subject to the portfolio manager's view of prevailing market conditions, nonlisted warrants are classified as Level 3.

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments. In some instances, the Company retains an independent pricing vendor to assist in valuing certain instruments.

The following table summarizes the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2010:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Fixed income securities	$ -	$ 55,856	$ -	$ 55,856
Equity securities	39,877	6	334	40,217
Mutual funds	1,248	-	-	1,248
Warrants	357	-	1,022	1,379
Options	10,348	-	-	10,348
	$ 51,830	$ 55,862	$ 1,356	$ 109,048
Liabilities				
Fixed income securities	$ -	$ 2,615	$ -	$ 2,615
Equity securities	83,095	-	-	83,095
Options	4,985	-	-	4,985
	$ 88,080	$ 2,615	$ -	$ 90,695

Level 3 Rollforward

(in thousands)	Warrants	Equities	Total
Assets			
Beginning balance	$ -	$ 334	$ 334
Transfers into Level 3	1,356	-	1,356
Realized gains	396	-	396
Unrealized losses	(805)	-	(805)
Purchases	976	-	976
Sales	(901)	-	(901)
	$ 1,022	$ 334	$ 1,356

The lack of trading activity and private nature of the warrants prompted a change from Level 2 to Level 3 in 2010. There were no transfers out of Level 3 and no transfers between Level 1 and 2 for the year ended December 31, 2010.

9. Securities Sold Under Agreements to Repurchase

Transactions involving the sale of securities under agreements to repurchase are carried at their contract value which approximates market value and are accounted for as collateralized financings. In connection with these financings, as of December 30, 2010, the Company had pledged collateral in the amount $36.7 million, which is included in securities owned, at fair value in the consolidated statement of financial condition.

Collateral is valued periodically and the Company and its counterparties may adjust the collateral or require additional collateral to be deposited when appropriate. Collateral held by counterparties may be sold or rehypothecated by such counterparties, subject to certain limitations sometimes imposed by the Company. Collateralized repurchase agreements may result in credit exposure in the event the counterparties to the transactions are unable to fill their contractual obligations. The Company minimizes the credit risk associated with this activity by monitoring credit exposure and collateral values, and by requiring additional collateral to be promptly deposited with or returned to the Company when deemed necessary. The Company's securities sold under agreements to repurchase were transacted pursuant to agreements with two counterparties at December 30, 2010.

10. Receivable from and Payable to Brokers, Dealers and Clearing Brokers

Receivable from and payable to brokers, dealers and clearing brokers primarily include proceeds from securities sold short including commissions and fees related to securities transactions, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, may be restricted until the securities are purchased.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2010 consist of the following:

(in thousands)	Receivable	Payable
Clearing brokers	$ 75,402	$ 6,363
Fees and commissions	6,289	120
	$ 81,691	$ 6,483

11. Regulatory Requirements

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $1.0 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2010, the Company had net capital of approximately $27.7 million, which was approximately $26.7 million in excess of its minimum net capital requirement.

Pursuant to an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

12. Income Taxes

The taxable results of the Company's operations are included in the results of the consolidated tax returns of CGI. As of December 31, 2010, the Company has income taxes receivable of approximately $0.6 million which is included in other assets in the consolidated statement of financial condition.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The components of the Company's deferred tax assets and liabilities as of December 31, 2010 are as follows:

(in thousands)

Deferred tax assets, net		
Compensation and employee benefits	$	24,243
Goodwill		13,288
Net operating loss		6,732
Other		564
Legal reserves		409
Total deferred tax assets		45,236
Valuation allowance		(45,236)
Deferred tax assets, net of valuation allowance	$	-
Deferred tax liabilities		
Other	$	(71)
Total deferred tax liabilities	$	(71)
Deferred tax assets, net of deferred tax liabilities	$	(71)

In the consolidated statement of financial condition, the federal deferred tax liability and the state and local deferred tax liability are reported in accounts payable, accrued expenses and other liabilities.

The net change in valuation allowance for the year ended December 31, 2010 was approximately $6.8 million. The Company recorded a full valuation allowance against its deferred tax assets of $45.2 million as management believes it is more likely than not that the deferred tax assets will not be realized. Separately, the Company has deferred tax liabilities of $0.1 million at December 31, 2010.

Cowen's ultimate parent company CGI is subject to examination by the United States Internal Revenue Service and state and local tax authorities where the Company has significant operations, such as New York. CGI and its former parent SG Americas, Inc. ("SGAI") are currently under examination by New York state and city for the period 2004 through 2006.

13. Commitments, Contingencies and Guarantees

Litigation

The Company faces significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. These risks include potential liability under federal securities and other laws in connection with securities offerings and other transactions, as well as advice and opinions the Company provides concerning strategic transactions. In addition, like most financial institutions, the Company is often the subject of claims made by current and former employees arising out of their employment or termination of employment with us. The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with our business including those described below.

Pursuant to the FASB accounting standards, the Company reviews the need for any loss contingency reserves, and has established reserves for certain of these matters that the Company believes are adequate where, in the opinion of management, the likelihood of liability is probable and the extent of such liability is reasonably estimable. In addition, in connection with CHI's IPO in 2006, CHI entered into an indemnification agreement (which the Company refers to as the Indemnification Agreement) with its former parent, Societe Generate ("SG"), wherein SG agreed to indemnify CHI for all liability arising out of all known, pending or threatened litigation and arbitrations and certain specified regulatory matters that existed at the time of the CHI IPO. The Indemnification Agreement provides that SG will indemnify CHI for all known or unknown liabilities, including litigation and related matters, arising from any business conducted by SG or previously conducted by CHI to the extent that such business was not part of the businesses conducted by CHI at the time of the CHI IPO. The liabilities for which SG will indemnify CHI include the costs of legal fees and related expenses incurred in connection with the indemnified matters as well as any settlements or awards. Under the Indemnification Agreement, CHI has agreed to indemnify SG for all claims made after the CHI IPO to the extent they relate to the businesses conducted by CHI at the time of the CHI IPO and were not known or threatened at the time of the CHI IPO. All of the Company's material pending legal proceedings are described below. Certain of these material proceedings, along with certain other immaterial known, pending or threatened litigations and arbitrations, are subject to indemnification by SG under the Indemnification Agreement as indicated below.

Madden Litigation

On June 28, 2006, a group of approximately 60 medical doctors filed a lawsuit against the Company in San Francisco Superior Court. Plaintiffs allege that the Company negligently rendered a fairness opinion in 1998 in connection with the acquisition of Orange Coast Managed Care Services and St. Joseph Medical Corporation by FPA Medical Management, Inc. ("FPA"). According to the complaint, plaintiffs received restricted FPA stock as consideration in the sale and, shortly after the acquisition, FPA went bankrupt, rendering the stock worthless. On August 14, 2006, the Company removed the case to the United States District Court for the Northern District of California (the "NDCA"). On August 17, 2006 the Company filed a motion to dismiss the complaint. Plaintiffs sought a remand to state court. On March 18, 2007, the Court granted the Company's motion to dismiss, with leave to replead, and denied plaintiffs' motion to remand. By stipulation and order dated April 20, 2007, the Court directed entry of a final judgment dismissing the complaint with prejudice. On May 17, 2007, plaintiffs filed with the United States Court of Appeals for the Ninth Circuit (the "Ninth Circuit"), a Notice of Appeal of the District Court's dismissal. On February 11, 2009, the Ninth Circuit issued an opinion vacating the NDCA's judgment and remanding the matter back to state court. On March 4, 2009, the Company filed with the Ninth Circuit a petition for panel rehearing and suggestion for rehearing en banc. On August 7, 2009, the

Ninth Circuit issued an opinion denying the Company's petition for rehearing and rehearing en banc, but also superseding the February 11, 2009 opinion and remanding the matter back to the NDCA to determine whether the case should be dismissed or remanded to state court. On January 29, 2010, plaintiffs filed with the NDCA a motion to remand the case to state court and on February 12, 2010, defendants filed an opposition to that motion and moved to dismiss the complaint. On April 14, 2010, the NDCA denied the Company's motion to dismiss and granted plaintiffs' motion to remand the case back to the state court. On May 20, 2010, the Company filed a demurrer in the Superior Court seeking dismissal of the complaint. On October 14, 2010, a hearing was held on the demurrer, at which time the court denied the demurrer. The Company filed an answer to the complaint on January 6, 2011. To the extent that CHI incurs additional legal fees or pays any fine or monetary sanction, it will be indemnified by SG.

WorldSpace Litigation
The Company is named as an underwriter defendant in several putative securities class actions brought in the SDNY in 2007. In all of the cases, plaintiffs seek to recover for losses allegedly caused by misrepresentations and omissions in connection with the August 4, 2005 IPO of WorldSpace, Inc., a satellite-radio provider. The complaints allege that the WorldSpace prospectus referenced a subscriber count that improperly included subscribers who had stopped paying for the service and failed to disclose that WorldSpace lacked the internal systems necessary to accurately determine the number of subscribers to its service. On June 21, 2007, the SDNY issued an order consolidating the actions and appointing a lead plaintiff. The consolidated amended complaint was filed on August 9, 2007. On October 9, 2007, the Company filed a motion to dismiss the consolidated amended complaint, which was denied by the SDNY on July 21, 2008. On August 25, 2008, the Company filed an answer to the consolidated amended complaint. On October 17, 2008, WorldSpace filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the District of Delaware (the "Delaware Bankruptcy Court"). The SDNY subsequently entered a stay of the securities class action litigation in light of the ongoing WorldSpace bankruptcy proceedings. On August 16, 2010, the Delaware Bankruptcy Court granted lead plaintiff's motion for limited modification of the automatic stay to permit plaintiff to obtain document discovery from WorldSpace, effective October 14, 2010. On September 14, 2010, the SDNY lifted the stay in the securities class action litigation, permitting lead plaintiff to move forward with discovery as of October 14, 2010. The SDNY subsequently referred the matter to a magistrate and instructed the parties to submit a proposed scheduling order for discovery and an eventual motion for summary judgment.

CardioNet Litigation
On March 5, 2010, the Company was named as a defendant, along with several other underwriters, in a putative class action filed in the Superior Court of the State of California, County of San Diego, in connection with an August 2008 follow-on offering for CardioNet, Inc. ("CardioNet"). The complaint alleges, among other things, that the prospectuses for CardioNet's March 2008 IPO (in which the Company did not participate) and subsequent follow-on offering (in which the Company did participate) were false and misleading and failed to disclose, among other things, that CardioNet incorrectly reported revenue and failed to disclose certain risks relating to Medicare reimbursement rates for CardioNet's services. On April 5, 2010, the Company and the other defendants moved to remove the case to the United States District Court for the Southern District of California and, on April 7, 2010, moved to transfer the case to the United States District Court for the Eastern District of Pennsylvania. On April 23, 2010, plaintiffs moved to remand the case back to California state court. The motions to transfer and remand remain pending.

Fuqi Litigation

In March 2010, the Company was named, along with several other underwriters, as a defendant in two putative class actions filed in the SDNY in connection with a July 2009 follow-on offering for Fuqi International, Inc. ("Fuqi"). The complaint alleges, among other things, that the prospectus for Fuqi's follow-on offering was false and misleading and contained materially inaccurate financial statements that overstated the company's gross profit and net income. On July 26, 2010, the court consolidated the two putative class actions in which the Company was named as a defendant with several related actions and appointed as lead plaintiffs the Puerto Rico Government Employees and Judiciary Retirement Systems Administration, Craig B. Laub, J.D. Pisut, and Sandra Redfern. On August 20, 2010 the court ordered that Plaintiffs shall file their consolidated complaint no later than 30 days after defendant Fuqi publicly releases its financial statements for the fiscal year ended December 31, 2009 and its restated financial statements for the periods ended March 31, June 30, and September 30, 2009. The court further ordered that Defendants shall have 45 days after the date on which Plaintiffs file their complaint at answer, plead, or otherwise response to the complaint.

Regulatory Inquiries and Investigations

In addition to the civil litigation matters described above, the Company is also involved in a number of regulatory inquiries and investigations, which are not covered by the Indemnification Agreement. The most significant regulatory matter is as follows:

- Cowen has provided various data and information to the NASD (now known as FINRA) in response to its request for information as part of an industry-wide "sweep" relating to gifts, gratuities and entertainment policies, practices and procedures. On July 31, 2008, Cowen received a Cautionary Action letter from FINRA indicating that it found certain deficiencies during its review but did not intend to take any disciplinary action against Cowen. In addition, Cowen has also received a subpoena for documents and information from the SEC, and additional requests for information from FINRA, seeking information concerning, among other things, gifts, gratuities and entertainment and the use of one of Cowen's error accounts primarily involving an unaffiliated mutual fund company. In the fourth quarter of 2007, FINRA requested additional documentation, including emails, from Cowen, took sworn testimony from certain of Cowen's current and former employees, and engaged Cowen in discussions regarding the scope and conduct of the investigation relating to the use of error accounts. FINRA's review of the error accounts is continuing and the Company is cooperating fully with the ongoing investigation.

Long-Term Commitments

The Company has outsourced certain information technology and clearing services to Savvis Communications Corporation, Fidessa Group PLC, Bloomberg LP, Thomson Financial, Salesforce Inc. and National Financial Services LL. As of December 31, 2010, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)

2011	$ 8,664
2012	4,720
2013	1,207
2014	1,100
	$ 15,691

The Company applies the FASB accounting standards that provide accounting and disclosure requirements for guarantees. In this regard, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to the counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying consolidated statement of financial condition for these arrangements.

14. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

The Company engages in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations and institutional investor clients. A substantial portion of our transactions are executed with and on behalf of institutional investor clients including other brokers or dealers, commercial banks and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to us. The Company's principal activities are also subject to the risk of counterparty nonperformance. Pursuant to our clearing agreement, the Company is required to reimburse its clearing broker without limit for any losses incurred due to a counterparty's failure to satisfy its contractual obligations with respect to a transaction executed by the affiliate as a clearing agent. The Company seeks to mitigate the risks associated with sales and trading services through active customer screening and selection procedures and through requirements that clients maintain collateral in appropriate amounts where required or deemed necessary.

Securities sold, not yet purchased are recorded as liabilities in the consolidated statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded as of December 31, 2010.

The Company uses options for proprietary trading activities and to economically hedge proprietary trading positions. Options are stated at fair value which is based on current market prices. The options are included in securities owned and securities sold, not yet purchased in the consolidated statement of financial condition with a fair value of $10.3 million and $5.0 million, respectively, as of December 31, 2010. The Company also holds warrant positions. Warrants are initially received in connection with certain private placement transactions. The warrants are included in securities owned in the consolidated statement of financial condition, with a fair value of $1.4 million, as of December 31, 2010.

Substantially all of the Company's financial assets and liabilities, including financial instruments with off-balance-sheet risk, are reported at fair value. Fair values are based on quoted market prices, quoted prices for similar financial instruments or various pricing models.

15. Subsequent Events

The Company has evaluated events that have occurred since December 31, 2010 and through February 28, 2011, being the date that the financial statements were being issued.

In January 2011, CGI agreed to pay accrued compensation on behalf of the Company, resulting in a net capital contribution of $24 million to the Company. This amount was settled in February 2011.

CGI and LaBranche & Co Inc. announced a definitive merger agreement under which CGI will acquire LaBranche, a market-maker in options, exchange traded funds and futures on various exchanges domestically and internationally. Under the terms of the merger agreement and subject to the satisfaction or waiver of certain closing conditions, CGI will acquire LaBranche in a stock-for-stock merger transaction.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022522 Finra
Cowen and Company, LLC
599 Lexington Ave
NY New York 10022
Attn: Phongsy Khowong

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Phongsy Khowong 6465621772

2. A. General Assessment (item 2e from page 2) $ 324,277

B. Less payment made with SIPC-6 filed (exclude interest) (156,841)

July 26, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 167,436

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 167,436

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 167,436 wire sent on 2/28/2011

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cowen and Company, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of February, 20 11.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form ~~for a period of not less than 6 years, the latest 2 years in an easily accessible place.~~

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending Dec 031, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 145,721,399

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 14,503,780

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 838,544

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ 60,446

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 607,986

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) 607,986

Total deductions 16,010,756

2d. SIPC Net Operating Revenues $ 129,710,643

2e. General Assessment @ .0025 $ 324,277

(to page 1, line 2.A.)

Cowen and Company, LLC

Consolidated Statement of Financial Condition
December 31, 2010

Cowen and Company, LLC
Index
December 31, 2010